Exhibit 99.1
IM Cannabis Reports Fourth Quarter and Full Year 2024 Financial Results

Q4 2024 Caps a Year of Strategic and Operational Improvements for IMC with 25% Revenue Growth, 42% decrease in Operating Expenses, and $0.5M Adjusted EBITDA Profit.

TORONTO, Ontario and GLIL YAM, Israel, March 31, 2025 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, is pleased to announce its financial results for the fourth quarter and year ended December 31, 2024. Unless otherwise stated, all amounts are reported in Canadian dollars and are compared to the quarter ended December 31, 2023.

The Company's audited consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 and accompanying management's discussion and analysis (the "Q4 MD&A"), together with its Annual Report on Form 20-F, can be accessed by visiting the Company's website at https://investors.imcannabis.com/, and its SEDAR+ and EDGAR profiles at www.sedarplus.ca, and http://www.sec.gov/edgar, respectively.

Annual and Q4 2024 Financial Highlights

•	+25% increase in Q4 Revenue vs Q4 2023 and 11% increase annually.

•	$0.5M profit Non-IFRS Adjusted EBITDA[1] in Q4 2024 vs. Losses of $4.3M in Q4 2023. 87% losses decrease in 2024 to $1.1M vs. $8.0M in 2023.

•	+183% increase in IMC Germany Revenue 2024 vs 2023, for a total of $15.5M in 2024 vs $5.5M in 2023.

•	-42% decrease in operating expenses in Q4 2024 vs. Q4 2023, and 17% decrease annually in 2024 to $18.7M vs. $22.6M in 2023.

Management Commentary

“When looking at 2024, while I am very proud of the 183% growth IMC delivered in Germany, I am delighted with the progress we made internally both strategically and operationally,” said Oren Shuster, Chief Executive Officer of IMC. “In Q4, with our positive adjusted EBITDA of $0.5M, we are starting to see the initial impact of the savings we initiated during 2024 through our active cost management and full integration. This gives us a very strong foundation leading into 2025, where we anticipate that Q1 will be the best quarter in sales we have had to date in Germany.”

“The consolidated profit & loss analysis reveals significant improvements in the Company's financial performance. Despite the temporary impact of inventory clearance on gross profit, the substantial 17% reduction in operating expenses has driven meaningful improvement in operating results,” stated Uri Birenberg, Chief Financial Officer of IMC. “The Q4 2024 results, with an adjusted EBITDA profit, indicate that the Company has reached an important point in its financial trajectory, with further improvements anticipated as the benefit of inventory clearance and operational efficiencies continue to materialize.”

1 Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA is a non-IFRS financial measure; these measures do not have a standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and, therefore, highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Q4 and Full Year 2024 Conference Call

The Company will host a Zoom web conference call today at 9:00 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

Annual and Q4 2024 Financial Results

•
Revenues for 2024 and 2023 were $54.0M and $48.8M, respectively, representing an increase of $5.2M or 11%. The increase is mainly attributed to accelerated growth in Germany's revenue of $10.0M or 183% and decreased net Revenue in Israel of $4.8M. The decrease in Israel is attributed to the cancellation of the Oranim deal, which resulted in a decrease in revenue of approximately $8.5M compared to 2023. Revenues for the three months ended on December 31, 2024, and 2023 were $13.3M and $10.7M, respectively, representing an increase of $2.6M or 25%. The increase is mainly attributed to accelerated growth in Germany's revenue of $3.7M and decreased net Revenue in Israel of $1.1M. The decrease in Israel is attributed to the cancellation of the Oranim deal, which resulted in a reduced Revenue of $3.4M compared to the three months ended December 31, 2023.

•
Gross profit for 2024 and 2023 was $8.5M and $9.8M, respectively, representing a decrease of $1.4M or 14%, mainly attributed to a one-time inventory clearance of approximately $3.8M. Gross profit for the three months ended December 31, 2024, and 2023 was $2.7M and $0.8M, respectively, representing an increase of $1.8M or 219%.

•
G&A Expenses in 2024 and 2023 were $8.0M and $11.0M, respectively, representing a decrease of $3.0M or 27%. G&A expenses for the three months ended December 31, 2024, and 2023 were $1.2M and $3.3M, respectively, representing a decrease of $2.1M or 64%.

•
Selling and Marketing Expenses in 2024 and 2023 were $7.1M and $10.8M, respectively, representing a decrease of $3.7M or 34%. Selling and marketing expenses for the three months ended December 31, 2024, and 2023 were $1.8M and $2.8M, respectively.

•
Other operating expenses in 2024 and 2023 were $3.2M and $nil, respectively, due to one-time Oranim revocation expenses of $2.7M and goodwill impairment of $0.5M. Other operating expenses for the three months ended December 31, 2024, and 2023 were $0.5M and $nil, respectively.

•
Total operating expenses in 2024 were $18.7M compared to $22.6M in 2023, a decrease of 17%. Total operating expenses in the fourth quarter of 2024 were $3.5M compared to $6.0M in Q4 2023, a decrease of 42%.

•
The Company’s Adjusted EBITDA loss in 2024 decreased by 87% VS. 2023 from $8.0M to $1.1M, representing the improvement of the Company's operations in 2024 compared to 2023 and the continuing efficiency improvement. In 2024, the Company cleared old balances as a one-time Inventory clearance of approximately $3.9M and had a one-time expense due to the Oranim agreement revocation of $2.7M. The Company’s Adjusted EBITDA gain for the three months ending December 31, 2024, was $0.5M vs. losses of $4.3M in Q4 2023.

•
Net Loss from continuing operations in 2024 was $11.8M, compared to $10.2M in 2023. Net Loss from continuing operations in the fourth quarter of 2024 was $1.2M, compared to a Net Loss of $3.5M in the fourth quarter of 2023.

•
Basic Income (Loss) per Common Share in 2024 and 2023 were $(4.51) and $(4.45) per Common Share, respectively. Basic Loss per Common Share in Q4 2024 and 2023 were $(0.32) and $(1.47) per Common Share, respectively.

•	Diluted net loss per share in 2024 and 2023 were $(4.51) and $(4.45), respectively. Diluted net loss in Q4 2024 and 2023 were $(0.32) and $(1.47) respectively.

•	Cash and Cash Equivalents as of December 31, 2024, were $0.9M compared to $1.8M in December 31, 2023.

•
Total assets as of December 31, 2024, were $39.2M, compared to $48.8M as of December 31, 2023, representing a decrease of $9.6M or 19.7%. The decline is mainly attributed to the Oranim agreement cancellation of a total amount of $9.5M, of which is mainly attributed to goodwill at a total amount of $3.5M, intangible assets in the amount of $1.4M, Inventory in the amount of $0.8M, Trade receivables in the amount of $1.3M and Property plant and equipment in the amount of $0.8M. In addition to the Oranim revocation agreement effect, there is a total asset decrease of $0.1M, mainly due to an increase of $7.5M in trade receivables, offset by a $5.9M reduction in Inventory.

•
Total Liabilities as of December 31, 2024, were $36.0M compared to $35.1M on December 31, 2023, representing an increase of $0.9M or 3%. The change was mainly due to the Oranim agreement cancelation of $6.8M, which was primarily attributed to a decrease in PUT option liability for $2.0M, decrease in purchase consideration payable in the amount of $2.2M and a decrease in trade payables for $1.6M. In addition to the effect of the Oranim deal cancellation, the total liability increased by $7.7M, mainly due to an increase of $3.5M in trade payables, $2.0M due to convertible debentures and $1.3M from warrants liabilities and pre-funded warrants, offset by a decrease $1.1M in other accounts payable. An increased liability of 2.1M is in Credit from bank institutions and others.

The Company's financial statements for the year ending December 31, 2024, includes a note regarding the Company's ability to continue as a going concern. The Company's Q4 2024 financial results do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. For more information, please refer to the "Liquidity and Capital Resources" and "Risk Factors" sections in the Q4 MD&A and “Risk Factors” section in the Annual Report on 20-F.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended December 31, 2024, available under the Company's SEDAR+ profile at www.sedarplus.ca on EDGAR at www.sec.gov/edgar.

We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2024	2023
ASSETS

CURRENT ASSETS:
Cash		$863	$1,813
Restricted cash deposit		64	-
Trade receivables	5	13,803	7,651
Other current assets	6	5,419	4,825
Inventory	7	3,215	9,976
		23,364	24,265
NON-CURRENT ASSETS:
Investments in affiliate	8	1,631	2,285
Property, plant and equipment, net	9	3,730	5,058
Intangible assets, net	10	3,333	5,803
Goodwill	10	6,679	10,095
Right-of-use assets, net	11	451	1,307

		15,824	24,548

Total assets		$39,188	$48,813

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2024	2023
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of operating lease liabilities	11	$262	$454
Trade payables	12	11,159	9,223
Other current liabilities	13	5,001	6,218
Credit from bank institutions and others	14	15,145	12,119
Convertible debentures	15	1,968	-
Derivative warrants liabilities and prefunded warrants	16	1,383	(*)38
Accrued purchase consideration liability	19F	-	2,097
Put option liability	19F	-	2,697

		34,918	32,846
NON-CURRENT LIABILITIES:
Operating lease liabilities	11	171	815
Credit from bank institutions and others	14	466	394
Employee benefit liabilities, net		-	95
Deferred tax liabilities		487	963

		1,124	2,267

Total liabilities		36,042	35,113

CONTINGENT LIABILITIES	17

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY:	18
Share capital and premium		265,000	253,882
Capital reserve from translation differences of foreign operations		(1,265)	95
Conversion feature related to convertible debentures	15	297	-
Capital reserve from share-based payment transactions		150	9,637
Accumulated deficit		(258,939)	(249,145)

Total equity attributable to shareholders of the Company		5,243	14,469
Non-controlling interests		(2,097)	(769)

Total shareholders' equity		3,146	13,700

Total shareholders' equity and liabilities		$39,188	$48,813

(*) Reclassified due to implementation of amendment to IAS 1. See Note 3W1 below.

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

Canadian Dollars in thousands

		Year ended December 31,
	Note	2024	2023	2022

Revenue	19A	$54,031	$48,804	$54,335
Cost of revenue	19B	45,580	37,974	43,044

Gross profit before fair value adjustments		8,451	10,830	11,291

Fair value adjustments:
Unrealized change in fair value of biological assets		-	-	(315)
Realized fair value adjustments on inventory sold or impaired		-	(984)	(1,814)

Total fair value adjustments		-	(984)	(2,129)

Gross profit after fair value adjustments		8,451	9,846	9,162

Selling and marketing expenses	19D	7,069	10,788	11,473
General and administrative expenses	19F	8,018	11,008	21,460
Restructuring expenses	19E	-	617	4,383
Other expenses	19F	3,229	-	-
Share-based compensation	18C	369	225	2,637

Total operating expenses		18,685	22,638	39,953

Operating loss		(10,234)	(12,792)	(30,791)

Finance income		1,906	7,006	6,703
Finance expenses		(4,466)	(3,671)	(1,972)

Finance income (expense), net		(2,560)	3,335	4,731

Loss before taxes on income (tax benefit)		(12,794)	(9,457)	(26,060)
Taxes on income (tax benefit)	20	(1,023)	771	(1,138)

Net loss from continuing operations		(11,771)	(10,228)	(24,922)
Net loss from discontinued operations, net of tax	21	-	-	(166,379)

Net loss		(11,771)	(10,228)	(191,301)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

Canadian Dollars in thousands, except per share data

		Year ended December 31,
	Note	2024	2023 (*)	2022 (*)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain on defined benefit plans		67	38	59

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		67	38	59

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translation of financial statements of foreign operations		(1,502)	(663)	(1,484)

Total other comprehensive loss		(1,435)	(625)	(1,425)

Total comprehensive loss		$(13,206)	$(10,853)	$(192,726)

Net loss attributable to:
Shareholders of the Company		$(10,585)	$(9,498)	$(188,890)
Non-controlling interests		(1,186)	(730)	(2,411)

		$(11,771)	$(10,228)	$(191,301)
Total comprehensive loss attributable to:
Shareholders of the Company		$(11,878)	$(10,648)	$(190,162)
Non-controlling interests		$(1,328)	$(205)	(2,564)

		$(13,206)	$(10,853)	$(192,726)
Loss per share attributable to shareholders of the Company from continuing operations:	22
Basic loss per share (in CAD)		$(4.51)	$(4.45)	$(18.81)
Diluted loss per share (in CAD)		$(4.51)	$(4.45)	$(22.86)

Loss per share attributable to shareholders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)		-	-	$(139.02)

Loss per share attributable to shareholders of the Company from net loss:
Basic loss per share (in CAD)		$(4.51)	$(4.45)	$(157.83)
Diluted loss per share (in CAD)		$(4.51)	$(4.45)	$(161.88)

(*)	Loss per share includes the effect of Reverse Share Split (see also Note 18A below).

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Canadian Dollars in thousands

	Share capital and premium	Treasury shares	Capital reserve from share-based payment transactions	Capital reserve from translation difference of foreign operations	Accumulated deficit	Total	Non-controlling interests	Total Shareholders' equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

Net loss	-	-	-	-	(188,890)	(188,890)	(2,411)	(191,301)
Total other comprehensive income (loss)	-	-	-	(1,331)	59	(1,272)	(153)	(1,425)

Total comprehensive loss	-	-	-	(1,331)	(188,831)	(190,162)	(2,564)	(192,726)

Common shares issued as settlement of purchase consideration through business combination transactions (Notes 18B1-18B3)	3,061	-	-	-	-	3,061	-	3,061
Issuance of treasury common shares	-	660	-	-	-	660	-	660
Common shares issued through private placements transactions, net of issuance costs (Note 18B4)	3,757	-	-	-	-	3,757	-	3,757
Common shares issued upon options exercised (Note 18B9)	992	-	(659)	-	-	333	-	333
Share-based compensation	-	-	3,767	-	-	3,767	-	3,767
Expired options	289	-	(289)	-	-	-	-	-

Balance as of December 31, 2022	$245,776	$-	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Capital reserve from translation difference of foreign operations	Accumulated deficit	Total	Non-controlling interests	Total Shareholders' equity

Balance as of January 1, 2023	$245,776	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

Net loss	-	-	-	(9,498)	(9,498)	(730)	(10,228)
Total other comprehensive income (loss)	-	-	(1,188)	38	(1,150)	525	(625)

Total comprehensive loss	-	-	(1,188)	(9,460)	(10,648)	(205)	(10,853)

Common shares issued through private placements transactions, net of issuance costs (Note 18B5)	1,738	-	-	-	1,738	-	1,738
Common shares issued as debts settlement with related party (Note 18B6)	613	-	-	-	613	-	613
Other comprehensive loss classification	-	-	-	(111)	(111)	(1,709)	(1,820)
Share-based compensation	-	225	-	-	225	-	225
Expired options	5,755	(5,755)	-	-	-	-	-

Balance as of December 31, 2023	$253,882	$9,637	$95	$(249,145)	$14,469	$(769)	$13,700

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Conversion option for convertible debt	Capital reserve from translation difference of foreign operations	Accumulated deficit	Total	Non-controlling interests	Total Shareholders' equity

Balance as of January 1, 2024	$253,882	$9,637	$-	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	-	(10,585)	(10,585)	(1,186)	(11,771)
Total other comprehensive income (loss)	-	-	-	(1,360)	67	(1,293)	(142)	(1,435)

Total comprehensive loss	-	-	-	(1,360)	(10,518)	(11,878)	(1,328)	(13,206)

Common shares issued through private placement transaction, net of issuance costs (Note 18B7)	944	-	-	-	-	944	-	944
Common shares issued as share-based compensation with related party (Note 18B8)	318	-	-	-	-	318	-	318
Recognition of conversion feature related to convertible debentures (Note 15)	-	-	297	-	-	297	-	297
Other comprehensive loss classification	-	-	-	-	724	724	-	724
Share-based compensation	-	369		-	-	369	-	369
Expired and exercised options	9,856	(9,856)	-	-	-	-	-	-

Balance as of December 31, 2024	$265,000	$150	$297	$(1,265)	$(258,939)	$5,243	$(2,097)	$3,146

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows used in operating activities:

Net loss	$(11,771)	$(10,228)	$(191,301)

Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	-	-	(84)
Realized fair value adjustments on inventory sold or impaired	-	984	4,342
Revaluation of financial instruments	(249)	(7,223)	(6,000)
Issuance costs allocated to warrants granted	48	268	-
Disposal of property, plant and equipment	235	-	-
Common shares and prefunded warrants issued as share-based compensation with related party	758	-	-
Discount expenses in respect of convertible debentures	173	-	-
Depreciation of property, plant and equipment	456	644	3,044
Amortization of intangible assets	1,377	1,758	2,343
Depreciation of right of use assets	351	594	1,944
Impairment of goodwill	495	-	107,854
Impairment of property, plant and equipment	-	-	2,277
Impairment of intangible assets	-	-	7,199
Impairment of right of use assets	-	-	1,914
Finance income, net	1,928	3,019	6,532
Deferred tax payments (benefit), net	(150)	394	(3,004)
Share-based payments	369	225	3,767
Revaluation of other current receivable	-	-	3,982
Loss from deconsolidation of Oranim	2,734	-	-
Restructuring expenses	-	-	8,757
Revaluation expenses of investment in affiliate	837	-	-
Revaluation expenses (income) of loans receivables	(177)	601	-
Changes in employee benefit liabilities, net	(96)	(139)	(63)
Gain from debts restructuring	(960)	-	-
Discount expenses in respect of credit	87	-	-

	8,216	1,125	144,804
Changes in non-cash working capital:
Increase (decrease) in trade receivables	(6,287)	2,320	6,058
Increase in other current assets	1,902	1,299	3,622
Decrease in biological assets, net of fair value adjustments	-	-	565
Increase in inventory, net of fair value adjustments	6,261	4,771	883
Increase (decrease) in trade payables	7,845	(6,098)	11,284
Increase (decrease) in other current liabilities	(7,147)	(750)	12,126

	2,574	1,542	34,538

Taxes paid	(96)	(514)	(681)

Net cash used in operating activities	(1,077)	(8,075)	(12,640)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows used in investing activities:

Purchase of property, plant and equipment	(156)	(581)	(1,562)
Proceeds from sales of property, plant and equipment	96	-	210
Proceeds from loans receivable	-	-	350
Deconsolidation of subsidiary	(346)	-	(406)
Investments in affiliate	-	-	(125)
Loan granted	-	(601)	-
Change in restricted cash	(64)	-	-

Net cash used in investing activities	(470)	(1,182)	(1,533)

Cash provided by financing activities:

Proceeds allocated to issuance of share capital, net of issuance costs	944	1,688	3,756
Proceeds allocated to issuance of warrants measured at fair value, net of issuance costs	1,106	6,585	-
Proceeds received from common shares issued upon options exercised	-	-	333
Repayment of lease liabilities	(331)	(586)	(1,656)
Payment of interest on lease liabilities	(52)	(63)	(1,429)
Proceeds from loans received	2,619	5,482	9,636
Repayment of loans	(3,834)	(4,827)	(4,976)
Interest paid	(2,080)	(1,664)	(902)
Proceeds received from discounted checks	5,453	2,802	-

Net cash provided by financing activities	3,825	9,417	4,762

Effect of foreign exchange on cash	(3,228)	(796)	(2,043)

Change in cash	(950)	(636)	(11,454)
Cash at the beginning of year	1,813	2,449	13,903

Cash at the end of year	$863	$1,813	$2,449

Supplemental disclosure of non-cash activities:
Right of use assets recognized with corresponding lease liabilities	$40	$309	$613
Common shares issued as settlement of purchase consideration through business combination transactions	$-	$-	$3,061
Common shares and prefunded warrants issued as debts settlement with related party	$758	$-	$-
Common shares and warrants issued as debts settlement with related party	$-	$1,061	$-
Issuance of convertible debentures in exchange for loans (principal and interest) received	$2,092	$-	$-
Revaluation of put option liability versus equity	$724	$1,820	$-

The accompanying notes are an integral part of the consolidated financial statements.

About IM Cannabis Corp.

IM Cannabis Corp. (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the Company pivoting its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany; the impact of the Israel-Hamas war on the Company, including its operations and the medical cannabis industry in Israel; the timing and impact of the partial legalization of medicinal cannabis in Germany, including, the Company having it “all in house”, the Company being positioned to take advantage of the partial legalization, the Company’s growth in 2024, the market growth for medicinal cannabis in Germany, and the stated benefits of the Company’s EU-GMP processing facility and an EU-GDP logistics center; the Company to host a teleconference meeting and question-and-answer session for the investment community as stated; the Company making the recording of the call available on its website within 24 hours after the call; Q1 shaping up to be the best quarter in sales the Company has had to date in Germany; the Company anticipating further improvements to its EBITDA as the benefits of inventory clearance and operational efficiencies continue to materialize; the Company’s performance in 2025; and the Company’s stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate in.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to focus its resources to achieve sustainable and profitable growth in its highest value markets; the Company’s ability to mitigate the impact of the Israel-Hamas war on the Company; the Company’s ability to take advantage of the partial legalization of medicinal cannabis in Germany; the Company’s ability to host a teleconference meeting and question-and-answer session for the investment community as stated; the Company having the ability to make the recording of the call available on its website within 24 hours after the call; Q1 having the ability to be the best quarter in sales the Company has had to date in Germany; the Company having the ability to realize further improvements to its EBITDA as the benefits of inventory clearance and operational efficiencies continue to materialize; and the Company’s ability to carry out its stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the partial legalization of medicinal cannabis in Germany; and the Company’s inability to host a teleconference meeting and question-and-answer session for the investment community as stated; the Company’s inability to make the recording of the call available on its website within 24 hours after the call; Q1 not being the best quarter in sales the Company will have to date in Germany; the Company not having further improvements to its EBITDA as the benefits of inventory clearance and operational efficiencies do not materialize; the Company’s inability to amplify its commercial and brand power to become a global high-quality cannabis player; the demand and momentum in the Company’s Israeli and Germany operations will be unfavorable to the Company; the Company’s inability to realize upon the stated efficiencies and synergies of the Company as a global organization with domestic expertise in Israel and Germany; the Company’s inability to realize upon its retail presence, distribution capabilities and data-driven insights; and the Company will not carry out its future expansion and growth opportunities for the Company in Germany and Europe and the timing of such..

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report on Form 20-F dated March 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Cautionary Note Regarding Future Oriented Financial Information

This press release may contain future oriented financial information (“FOFI”) within the meaning of Canadian securities legislation and analogous U.S. securities laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled “Cautionary Note Regarding Forward-Looking Statements” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company’s business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s financial results for 2025. The FOFI or financial outlook contained in this press release do not purport to present the Company’s financial condition in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled “Cautionary Note Regarding Forward-Looking Statements” and under the heading “Risk Factors” in the Company’s public disclosures, FOFI or financial outlook within this Press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this Press release. Except as required by Canadian securities laws and analogous U.S. securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com